GIBSON, DUNN & CRUTCHER LLP
                                     LAWYERS

                   A REGISTERED LIMITED LIABILITY PARTNERSHIP
                       INCLUDING PROFESSIONAL CORPORATIONS
                                   ----------

                 200 Park Avenue, New York, New York 10166-0193
                                 (212) 351-4000
                               www.gibsondunn.com

                             bbecker@gibsondunn.com

                                  April 4, 2006


Direct Dial                                                    Client Matter No.
212-351-4062                                                   43450-00001


Fax No.
212-351-6202

VIA FACSIMILE AND
EDGAR TRANSMISSION


Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Mark P. Shuman and Rebekah Toton

         Re:      Infocrossing, Inc.
                  Amendment No. 1 to the Registration Statement on Form S-3 Filed February 16, 2006
                  File No.  333-130705

Dear Mr. Shuman and Ms. Toton:


         Reference is made to your letter, dated March 7, 2006 (the "Comment Letter") setting forth the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), concerning the above-referenced registration statement. On behalf of our client, Infocrossing, Inc. (the "Company"), we hereby submit the Company's responses to the Comment Letter on the Company's registration statement on Form S-3 (the "Registration Statement"), originally filed with the Commission on December 27, 2005, as amended by Amendment No. 1 filed on February 16, 2006 ("Amendment No. 1").

         The headings and numbered paragraphs in this response letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff's comments in bold text preceding each of the responses.

         We have enclosed with this letter a marked copy of Amendment No. 2 to the Form S-3 ("Amendment No. 2"), which was filed today by the Company via EDGAR, reflecting all changes to Amendment No. 1.

FORM S 3/A
----------

GENERAL
-------

1. WE NOTE TO DISCLOSURE ON PAGE 27 AND IN YOUR CURRENT REPORT ON FORM 8-K, FILED JANUARY 6, 2006, INDICATING THAT YOU ISSUED 216,241 SHARES TO SOFT LINK SOLUTIONS, INC. ON JANUARY 5, 2006, PURSUANT TO AN ASSET PURCHASE AGREEMENT ENTERED INTO ON DECEMBER 16, 2005. WITH THIS AMENDMENT, YOU SEEK TO REGISTER THE RESALE OF SUCH COMMON STOCK IN ACCORDANCE WITH THE TERMS OF THE ASSET PURCHASE AGREEMENT. PLEASE DESCRIBE THE MATERIAL STEPS TAKEN IN NEGOTIATING AND AGREEING TO THE REGISTRATION RIGHTS PROVISIONS IN THAT AGREEMENT. DESCRIBE THE RELATIONSHIP BETWEEN THE NEGOTIATIONS FOR THE REGISTRATION RIGHTS AND THE INCLUSION OF THE ADDITIONAL SHARES IN THIS REGISTRATION STATEMENT. PLEASE FILE THE REGISTRATION RIGHTS AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT, AS IT APPEARS THAT IT DEFINES RIGHTS OF HOLDERS OF SECURITIES BEING REGISTERED IN THE FILING. SEE PARAGRAPH
         (B)(4) OF ITEM 601 OF REGULATION S-K.

         The definitive asset purchase agreement entered into by the Company and Soft Link Solutions, Inc. on December 16, 2005 (the "Purchase Agreement") contained covenants requiring the Company to register for resale the shares of Company common stock that were to be issued to Soft Link upon consummation of the acquisition. Negotiation of such registration rights was part of the overall discussions that took place between the Company and Soft Link leading to the execution of the Purchase Agreement on December 16, 2005.

         Following consummation of the Soft Link acquisition on January 5, 2006, for administrative convenience, Infocrossing decided to include the shares issued to Soft Link pursuant to the Purchase Agreement in the Registration Statement it had originally filed on December 27, 2005 in connection with a separate business combination transaction.

         In response to the Staff's comment, the Purchase Agreement (which contains the registration rights provisions negotiated by Soft Link) is attached as Exhibit 4.1 to Amendment No. 2.

2. WE NOTE THAT SHARES ISSUED IN THE UNREGISTERED BUSINESS COMBINATION TRANSACTION OF JANUARY 2006 WERE INCLUDED IN THE MOST RECENT AMENDMENT OF THE REGISTRATION STATEMENT. PLEASE ALSO PROVIDE US WITH YOUR ANALYSIS AS TO WHY THE JANUARY 2006 ISSUANCE TRANSACTION SHOULD NOT BE INTEGRATED WITH THE RESALE OFFERING THAT IS THE SUBJECT OF YOUR REGISTRATION STATEMENT. WE NOTE THAT RULE 152 UNDER THE SECURITIES ACT DOES NOT APPEAR TO BE AVAILABLE AS IT CONTEMPLATES THE FILING OF A REGISTRATION STATEMENT SUBSEQUENT TO A PRIVATE PLACEMENT.

         As discussed above, the shares issued to Soft Link in January 2006 were issued pursuant to the Purchase Agreement executed by Infocrossing and Soft Link on December 16, 2005. Therefore, Soft Link was committed to the transaction with Infocrossing prior to the time that the original Registration Statement was filed with the Commission on December 27, 2005.

SELLING STOCKHOLDERS, PAGE 25
-----------------------------

3. PLEASE REFER TO PRIOR COMMENT 2 FROM OUR LETTER DATED JANUARY 20, 2006. PLEASE REVISE TO DISCLOSE THE NATURAL PERSON(S) WHO EXERCISE VOTING AND/OR DISPOSITIVE POWERS OVER THE SHARES BEING OFFERED BY SOFT LINK SOLUTIONS, INC. WE NOTE YOUR DISCLOSURE THAT SANDLER INVESTMENTS PARTNERS, LP, SANDLER CAPITAL MANAGEMENT AND MICHAEL MAROCCO MAY EACH BE DEEMED TO BENEFICIALLY OWN THE SHARES HELD BY SOFT LINK. HOWEVER, THIS DISCLOSURE DOES NOT IDENTIFY THE NATURAL PERSON(S) WHO EXERCISE VOTING AND/OR DISPOSITIVE POWERS OVER THESE SHARES.

         The Registration Statement has been revised in response to the Staff's comment to clarify that Michael Marocco is the natural person that exercises voting and dispositive power over the shares issued to Soft Link. Please see the revised disclosure under the heading "Selling Stockholders" beginning on page 15 of Amendment No. 2.

                                    * * * * *

         Please address all notices and orders regarding this letter and enclosed materials to me, as counsel for the Company. My contact information is provided above.

                                                     Sincerely,

                                                     /s/ Barbara L. Becker
                                                     ---------------------
                                                     Barbara L. Becker



cc:      Nicholas J. Letizia,
         Infocrossing, Inc.